January 27, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Eric McPhee

Isaac Esquivel

Ronald E. Alper

Maryse Mills-Apenteng

Re:	SilverBox Engaged Corp II
Draft Registration Statement on Form S-1
Submitted December 23, 2021
CIK No. 0001859686

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Kadenacy, Chief Executive Officer of SilverBox Engaged Corp II, a Delaware corporation (the “Company”), in the letter dated January 19, 2022 (the “Staff Letter”) regarding the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on December 23, 2021 (as amended, the “Draft Registration Statement”).

The Company is concurrently submitting a amended draft registration statement (the “Amended Draft Registration Statement”), which reflects changes made in response to the Staff’s comment contained in the Staff Letter and certain other changes.

For your convenience, each of the Staff’s comments contained in the Staff Letter is duplicated below in bold and is followed by the Company’s response. Page references in the text of the Company’s response correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

Report of Independent Registered Public Accounting Firm, page F-2

Please have your auditor revise their report to state that their audits were conducted in accordance with the standards of the PCAOB, rather than only the auditing standards of the PCAOB. Refer to the guidance in paragraph .09 of AS 3101.

Response:	In response to the Staff’s comment, the Company’s auditor has revised its report on page F-2 of the Amended Draft Registration Statement after consideration of AS 3101.

Signatures, page II-8

Please identify the person signing the registration statement in the capacity of controller or principal accounting officer. Refer to Instruction 1 to Signatures on Form S-1.

Response:	In response to the Staff’s comment, the Company has revised the signature page of the Amended Draft Registration Statement to identify the person signing in the capacity of principal accounting officer.

U.S. Securities and Exchange Commission
January 27, 2022

Please contact the undersigned at (213) 683-6188 regarding any questions regarding the Company’s responses to the Staff Letter. Thank you for your assistance.

Sincerely,

/s/ Jonathan Ko

Paul Hastings LLP

cc:             Stephen Kadenacy, SilverBox Engaged Corp II